Mail Stop 4561

February 6, 2007

VIA U.S. MAIL AND FAX (312) 279-1728

Mr. Michael B. Berman
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

> **Re: Equity Lifestyle Properties, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-11718**

Dear Mr. Berman:

We have reviewed your response letter dated December 20, 2006 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2 – Summary of Significant Accounting Policies, pages F-11 – F-15

(h) Investments in Joint Ventures, page F-13

1. We note your response to comment 3. We are still unclear from your response how you have determined that it is probable that you have incurred a loss with respect to your lease with Thousand Trails Operations Holding Company in accordance with paragraphs 8 and 22-23 of SFAS 5. Based on your response, it appears that your conclusion that Thousand Trails Operations Holding Company represents a credit risk is based on speculation about the future operating performance and the potential sale and restructuring of the lease agreement with

Thousand Trails. Please describe any historical or current indicators that Thousand Trails is a credit risk, such as the amount of any outstanding current receivable related to Thousand Trails, the amount of time that receivable has been outstanding, and the allowance that the Company has recorded or revise your financial statements accordingly. Additionally, it is unclear from your current disclosure if you have recorded the revenue impact of straight-lining this lease and an offsetting charge to bad debt expense on a gross or net basis. To the extent the transaction has been recorded on a net basis, explain to us your basis in GAAP for presenting the transaction in that manner.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz, Jr.
Senior Staff Accountant